Exhibit 99.2

NICE Partners with Bunchball to Gamify Workforce
Optimization Solutions

Combining NICE Workforce Optimization (WFO) technology with Bunchball’s gamification capabilities helps motivate employees while improving their performance

Ra’anana, Israel and Redwood City, California, June 5, 2013 – NICE Systems (NASDAQ: NICE) and Bunchball today announced a partnership that aims to help organizations improve performance among customer-facing and back office employees by using gamification techniques such as virtual challenges, contests, and quests. The joint NICE/Bunchball offering provides businesses an innovative way to incentivize employee excellence, motivate higher levels of service, and motivate behavior that drives results.

Many organizations are investing in gamification to drive employee performance and customer engagement. Gartner predicts that “by 2015, more than 50 percent of organizations that have managed innovation processes will gamify those processes.”1

“Gamification and Workforce Optimization are an impactful combination for businesses looking to improve employee productivity and drive bottom line results,” said Ken Jones, Vice President, Strategy and Business Development, Bunchball. “NICE’s market-leading WFO solutions give organizations the ability to measure and manage employee performance. Gamification takes this one step further, enabling organizations to deeply engage their employees through game mechanics that address achievement, progress, recognition, competition and collaboration. These combined solutions will help cultivate more engaged employees who will onboard faster, perform better, and stay longer.”

NICE Performance Management and NICE Incentive Compensation Management will be the first NICE WFO solutions to incorporate game mechanics powered by the Bunchball Nitro gamification platform. Using the combined solutions, NICE customers can easily create gamified experiences that feature individual and team-based competitions, knowledge quizzes, and points and badges for attaining sales-based targets. They can also launch dynamic recognition, reward, and retention programs that motivate collaboration and best-practices sharing.

“We are excited to be partnering with Bunchball, as they have an innovative vision for workforce gamification and are setting the standard in this market,” said Mark Selcow, General Manager, NICE Workforce Optimization solutions. “Our customers know that employee engagement is the foundation for providing an excellent customer experience, increasing sales, and achieving business goals. In today’s social enterprise, gamification offers a new way to empower the workforce to achieve all of these things.”

1Gartner Research Document, Gamification 2020: What Is the Future of Gamification?, Brian Burke, 5 November 2012.

About Bunchball
Bunchball is the market leader and visionary in gamification. Bunchball enables organizations to improve business performance throughout their ecosystem by creating highly active and loyal customers, employees, and partners. Bunchball’s comprehensive suite of innovative cloud-based solutions empowers companies to engage and motivate, leading to improved employee productivity, customer loyalty, audience engagement, and ROI. Bunchball’s world-class customers include Adobe, HP, Cisco, MTV, Comcast, LiveOps, VMware and Hasbro. Based in Silicon Valley, Bunchball's investors include Granite Ventures, Triangle Peak Partners, Northport Investments, and Correlation Ventures. For more information, visit www.bunchball.com, our blog at www.gamification.com, or follow @bunchball.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Bunchball Media Contact
Mina Manchester, +1 415 697 2565, mmanchester@bateman-group.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements made by Messer Selcow, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.